Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada - April 22, 2009
(Canadian dollars)

PRECISION DRILLING TRUST
REPORTS 2009 FIRST QUARTER FINANCIAL RESULTS

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Trust ("Precision" or the "Trust") reported a 31% revenue increase and a 15% rise in earnings before interest, taxes, depreciation and amortization and foreign exchange ("EBITDA") for the first quarter of 2009 over the first quarter of 2008. Revenue for the first quarter of 2009 totaled $448 million compared to $343 million for the same period in 2008.  EBITDA was $169 million for the first three months of 2009, an increase of $22 million over the first quarter of 2008.  The increase in revenue and EBITDA is due to the acquisition in December 2008 of Grey Wolf, Inc ("Grey Wolf"), an onshore drilling contractor in the United States with 123 rigs. Precision reported net earnings of $57 million or $0.30 per diluted unit for the quarter ended March 31, 2009, a decrease of $49 million or 46% compared to $106 million or $0.84 per diluted unit in the first quarter of 2008.  Earnings in the first quarter of 2009 were reduced by $70 million, for a $36 million increase in interest expense and an increase of $34 million in foreign exchange losses.  Net earnings per unit were also reduced by a 56% increase in the weighted average diluted units outstanding.

Precision’s President and Chief Executive Officer stated:  "We have completed the first quarter of 2009 as the new Precision Drilling and our results demonstrate that the consolidation of the 123 rigs of Grey Wolf and the 257 Precision rigs has been successful despite unprecedented declines in activity and customer demand in both the United States and Canada. I am especially pleased with our term contract position for drillings rigs which, combined with our recently announced financing activities, positions Precision very well as the industry goes through a dramatic reduction in service demand due to low commodity prices.

"Our first quarter operating results demonstrated the strategic value in last year's acquisition of Grey Wolf.  The new Precision had an average of 107 rigs under term contract during the quarter and 73 rigs on well to well contracts across North America.  This acquisition helped Precision mitigate the worst winter drilling season in Canada for the past 17 years with year over year revenue and EBITDA growth.  The results speak to Precision's people, who continue to do an excellent job in integrating the two companies.

"As we move through this second quarter, the sector is experiencing record low activity levels in Canada and again, the impact is mitigated by the less seasonal nature of our expanded United States operations. The economic conditions and continuing weak commodity prices continue to drive activity down in Canada and the

United States at an unprecedented rate. Despite these very challenging market conditions the benefits of diversification are clear and our customers continue to support us by honoring their contracts and taking delivery of the new rigs contracted in 2008."

SELECT FINANCIAL AND OPERATING INFORMATION
	Three months ended March 31,
(stated in thousands of Canadian dollars, except per diluted unit amounts)	2009	2008	% Change
Revenue	$448,445	$342,689	30.9
EBITDA(1)	169,387	147,347	15.0
Net earnings	57,417	106,266	(46.0)
Cash provided by operations	201,596	57,307	251.8
Capital spending	74,922	23,468	219.3
Distributions declared	6,408	49,046	(86.9)
Net earnings per unit:
Basic	0.32	0.85	(62.4)
Diluted	0.30	0.84	(64.3)
Distributions declared per unit	$0.04	$0.39	(89.7)

Contract drilling rig fleet	380	246	54.5
Drilling rig utilization days:
Canada	7,482	11,932	(37.3)
United States	7,409	1,159	539.3
International	180	86	109.3
Service rig fleet	229	223	2.7
Service rig operating hours	64,854	111,995	(42.1)
 (1) EBITDA is a non-GAAP measure and is defined as net earnings adding back income taxes, interest expense and interest income, depreciation and amortization and foreign exchange. See "NON-GAAP MEASURES."

FINANCIAL POSITION AND RATIOS
	March 31,	December 31,	March 31,
(Stated in thousands of Canadian dollars, except ratios)	2009	2008	2008

Working capital	$367,483	$345,329	$241,229
Working capital ratio	2.5	2.0	2.8
Long-term debt (1)	$1,177,215	$1,368,349	$213,507
Total long-term financial liabilities	$1,202,665	$1,399,300	$219,950
Total assets	$4,853,916	$4,833,702	$1,919,945
Long-term debt to long-term debt plus equity ratio	0.31	0.37	0.13

(1) Excludes current portion of long-term debt

OVERVIEW

Precision remains focused to reduce debt levels and strengthen its underlying capital structure and decisive steps have been taken to conserve cash and improve Precision's financial position. Precision reduced long-term debt by $221 million during the quarter and increased working capital by $22 million to $367 million as at March 31, 2009. Cash has been conserved through the indefinite suspension of cash distributions to unitholders and cost reduction measures that include personnel reductions and operating facility consolidation. Capitalization was strengthened by net proceeds of $207 million received on February 18, 2009 through the successful issuance of 46 million Trust units. Planned upgrade capital expenditures on existing equipment have been reduced however Precision intends to complete the remaining 10 new Super Series rigs from the 2008 rig build program.

As announced on April 20, 2009, Precision entered into a series of financing transactions to raise up to approximately $380 million which will be used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf.  A summary of the financing transactions is set forth below:

•	The Trust has entered into an agreement with Alberta Investment Management Corporation ("AIMCo"), pursuant to which AIMCo has agreed to purchase by way of private placement:

o	$175 million aggregate principal amount of senior unsecured notes of Precision bearing interest at 10% per annum and having an eight-year life;

o	35,000,000 Trust units at a subscription price of $3.00 per Trust unit for gross proceeds of $105 million; and

o
15,000,000 purchase warrants of the Trust entitling the AIMCo to acquire up to an additional 15,000,000 Trust units at a price of $3.22 per trust unit for a period of five years from the date of issue.

•
The Trust also intends to initiate a rights offering for up to approximately $103 million that will allow unitholders, including AIMCo, to purchase Trust units at a price of $3.00 per unit in their proportionate ownership share on the same terms as AIMCo.

The financing transactions will enable the repayment of Precision's unsecured bridge facility loans of $296 million (US$235 million) which bear interest at approximately 17% and allow Precision's secured facilities to be fully syndicated and thereby provide certainty to the cost of debt.

The financing transactions, coupled with the Trust's February 2009 unit offering, are expected to reduce Precision's blended interest rate, based upon current market rates, to approximately 8.4% from 10.8%, reduce Precision's cash interest expense by approximately $70 million on an annual basis, reduce the Trust’s overall leverage and advance the Trust’s objective of returning to an investment grade credit.

Revenue of $448 million in the first quarter was 31% higher than the prior year period.  The increase was due to 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 152 rigs during the first quarter of 2009 as compared to a fleet of 13 rigs in 2008.   The mix of drilling rigs working under term contracts and on high performance well-to-well programs supported relatively strong average rig day rate results in the quarter.  Revenue in Precision's Canadian Contract Drilling Services segment decreased by 30% while revenue declined 40% in the Canadian based Completion and Production Services segment.

The Trust reported total EBITDA for the first quarter of $169 million compared with $147 million for the first quarter of 2008.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles ("GAAP") see "Non-GAAP Measures and Reconciliations" in this report. EBITDA margin, calculated as EBITDA as a percentage of revenues, was 38% for the first quarter of 2009 compared to 43% for the same period in 2008.   The 5% decline in margin percentage was attributable to the pass through nature of field crew wage increases in the second half of 2008, significantly lower market pricing for new work and lower overall utilization in both operating segments. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain served to limit the declines.

In the Contract Drilling Services segment Precision currently markets 380 contract drilling rigs, including 224 in Canada, 153 in the United States and three rigs in international locations and 100 drilling rig camps.  Precision’s Completion and Production Services segment includes 229 services rigs, 29 snubbing units, 76 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 83 drilling rigs worked in Canada and averaged 84 in the United States and Mexico totaling an average of 167 rigs working.  This compares with an average of 134 rigs working in the fourth quarter of 2008 and 145 rigs in the first quarter a year ago which does not include Grey Wolf rigs for the pre-acquisition period.

Customer demand in North America commenced the year with the 2008 carry over impact of a weak and declining global economy and resulting low energy commodity prices. While oil pricing has recovered somewhat during the quarter, there remains considerable demand uncertainty for both oil and natural gas and this has triggered very low underlying customer demand for Precision's oilfield services.  Accordingly, these factors have eroded oilfield services for a second consecutive quarter as evidenced by minimal spot market opportunities, pricing declines and low winter equipment utilization.

At the end of the quarter these conditions persist as the fundamentals for natural gas continue to show weakness through high storage and growth in domestic United States natural gas supply. The supply capacity was delivered through elevated drilling activity in many regions within the United States, including unconventional resource plays in Texas and Louisiana. A good portion of the production gains are subject to higher depletion rates and the recent steep decline in drilling is expected to eventually restore supply and demand balance.

Precision is focused on further diversification of its high performance, high value service offering as the market rebounds and debt levels are reduced. Expansion of operations into the United States land drilling market provided first quarter growth in the earnings base and cash flow continuity that offsets the seasonal nature of Precision's oilfield service business in Canada. Besides new rig deployments, no existing rigs were moved for customers between Canada and the United States. Outside Canada and the United States, there was no change in activity as Precision continued to operate two 3,000 horsepower drilling rigs in Mexico and have one idle rig in Chile. Precision will be opportunistic in deploying rigs to international markets with minimal new capital investment requirements and contracts that reward high value high performance services.

Financial summary for the three months ended March 31, 2009:

•  Precision lowered its debt to capitalization ratio from 0.37 to 0.31 with debt repayment from proceeds through an equity raise in February 2009. As at March 31, 2009 Precision had a cash balance of $130 million and in combination with access to its revolving credit facility, Precision continued to carry ample liquidity.

•  Revenue was $448 million, an increase of $106 million or 31% from the prior year quarter due to growth in Precision's United States operations offset by lower activity levels in Precision's Canadian operations and lower customer pricing for most of Precision's services.

•  General and administrative costs were $25 million, an increase of $6 million from the prior year due primarily to the growth in Precision's United States operations partially offset by lower accrued incentive compensation expense, personnel reductions and reduced discretionary expenses.

•  Interest expense was $39 million, an increase of $36 million from the prior year due to credit facilities entered into during the fourth quarter 2008 as the result of the acquisition growth in the United States contract drilling business.

•  Operating earnings were $93 million, a decrease of $31 million or 31% from the first quarter in 2008. Operating earnings were 21% of revenue, compared to 36% in 2008. Operating earnings margins were negatively impacted by declines in customer pricing for most Canadian divisions and foreign exchange losses arising from the translation of US dollar denominated debt.

•  Bad debt expense was $7 million as the allowance for doubtful accounts was increased to $13 million. Customer creditworthiness remains a top priority as low energy commodity prices are creating financial hardship for certain customers.

•  Nonrecurring expenses associated with a 14% reduction in Precision's office and shop workforce during the quarter was $3 million. Further measures have been taken to minimize operational and administrative costs to align cost structure with low customer demand levels.

•  In connection with the acquisition of Grey Wolf, Precision entered into credit facilities the majority of which are denominated in US dollars.  During the quarter the Canadian dollar weakened by 3% as compared to the US dollar resulting in most of the  foreign exchange loss on long-term monetary items of $35 million.

Operational summary for the three months ended March 31, 2009:

•  Capital expenditures for the purchase of property, plant and equipment were $75 million in the first quarter, an increase of $51 million over the same period in 2008.  Capital spending for the first quarter of 2009 included $61 million on expansionary capital initiatives and $14 million on the upgrade of existing assets.

•  During the quarter six newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, four in Canada and two in the United States.

•  Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2009 to US$25,154 per day from the prior year first quarter of US$22,802 per day in the United States and increased from $16,363 in 2008 to $18,537 for Canada in 2009. The increase in revenue rates for the first quarter in the United States reflects the new rig mix with the acquisition, including turnkey operations. These figures also include US$9 million in revenue generated from idle but contracted rigs associated with term customer contracts and US$5 million in revenue from an early contract termination for one rig.  Turnkey revenue was US$30 million generated from 419 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $731 in the first quarter of 2009 compared to $736 in the fourth quarter of 2008.

Average operating costs per day for drilling rigs increased in the first quarter of 2009 to US$14,456 per day from the prior year first quarter of US$10,503 per day in the United States and $8,322 to $10,032 in Canada. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $527 in the first quarter of 2009 compared to $492 in the first quarter of 2008. The cost escalations were primarily attributable to deeper capacity drilling rig mix, labour increases in the second half of 2008 and lower equipment activity to allocate fixed costs. In the United States the increase was also impacted by turnkey operations acquired in December 2008 whereby there is a larger scope to drilling costs that the drilling contractor is responsible to provide and revenue increases accordingly.

The Canadian 2009 winter drilling season was characterized by unseasonably low utilization for Precision and the industry. At the end of the quarter there were 863 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC").  In the United States the industry and Precision have been experiencing declining utilization as customer spending has been dramatically reduced because of lower oil and natural gas commodity prices.

Oil and natural gas prices during the first quarter of 2009 were significantly lower than a year ago.  For the first quarter of 2009 AECO natural gas spot prices averaged $4.95 per MMBtu, a decrease of 37% over the first quarter 2008 average of $7.90 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.55 per MMBtu in the first quarter of 2009 a decrease of 47% over the first quarter 2008 average of US$8.61 per MMBtu.  West Texas Intermediate crude oil averaged US$43.21 per barrel during the quarter compared to US$97.79 per barrel in the same period in 2008. The one-year forward price for North American natural gas was also lower than the prior year comparable quarter, trading in a range of about $4.50 to $7.00 on Canadian and U.S. exchanges in the first quarter of 2009, compared to a range of about $7.00 to $10.50 in the same quarter of 2008.

OUTLOOK

The global economic recession, reduced liquidity in the capital markets and low oil and natural gas commodity prices continue to have a negative impact on the oilfield service industry.  The drilling sector in both Canada and the United States is experiencing a period of significant decline in utilization. According to industry sources, as at April 3, 2009, the United States active land drilling rig count was down about 43% from the same period in the prior year while the Canadian drilling rig count was down about 40%.  With decreasing utilization, the competitive pressure on all of Precision's service offerings intensifies resulting in lower rates for services.  Precision expects this trend to continue into the second quarter of 2009 and potentially longer depending on commodity prices.

Precision has a strong portfolio of long-term customer contracts that help mitigate the effects of the current downturn.  Precision expects to have an average of approximately 100 rigs committed under day work term contract in North America in the second quarter of 2009, an average of 90 rigs contracted for the third quarter of 2009 and 78 for the fourth quarter of 2009.  These term contract totals include 17 rigs in the United States that are currently not working but receiving margin revenue from customers.  In Canada, term contracted rigs generate about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in the United States we expect about 350 utilization days in most regions. For all of 2009, Precision expects to have an average of approximately 94 rigs under term contract, with 56 rigs contracted in the United States, 36 in Canada and two in Mexico.  For 2010, Precision expects to have an average of 29 rigs in Canada under term contract and 28 in the United States and Mexico, for a total of 57 for the full year.  None of Precision’s long-term contracts have been terminated without appropriate payment, though certain contracted days have been moved between rigs or deferred to accommodate customer requests.  One long-term contract was prepaid through the lump sum payment of US$5 million which was recognized as revenue during the first quarter of 2009.

As part of an ongoing debt reduction plan, Precision expects to keep capital expenditures at low levels during 2009.  Capital expenditures totaled $75 million in the first quarter of 2009 and are expected to be approximately $210 million for the full year, with approximately $40 million for upgrade capital and $170 million for previously committed expansion capital.  The expansion capital is for 16 new rigs to be placed into service in 2009 with the completion of the 2008 Super Series new build program.  Six of those rigs were completed in the first quarter with the remaining ten to be deployed under term contracts, seven in the United States and three in Canada.

With the recession negatively impacting energy demand, the United States natural gas storage levels are currently near the upper range of the five-year average and 35% higher than storage volumes a year ago.  Canada exports over half its natural gas production to the United States and Precision's oilfield service businesses are highly dependent on associated customer economics. The view that North America has an oversupply of natural gas has driven gas prices lower.  The recent increase in United States natural gas production, concerns over the declines in industrial gas consumption and the prospect of higher liquefied natural gas ("LNG") imports has overshadowed lower Canadian imports and the drop in active North American drilling rig count.  Subject to demand clarity and LNG imports, Precision anticipates the supply decline from reduced drilling may begin to outpace demand reductions in late 2009, providing the catalyst for improved fundamentals to support a recovery in drilling activity.

Despite the near term challenges the future of the global oil and gas industry remains promising. For Precision, 2009 represents an opportunity to demonstrate our value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended March 31,
(stated in thousands of Canadian dollars)	2009	2008	% Change
Revenue:
Contract Drilling Services	$389,879	$242,365	60.9
Completion and Production Services	62,975	104,720	(39.9)
Inter-segment eliminations	(4,409)	(4,396)	(0.3)
	$448,445	$342,689	30.9

EBITDA:(1)
Contract Drilling Services	$155,495	$115,215	35.0
Completion and Production Services	18,548	42,139	(56.0)
Corporate and other	(4,656)	(10,007)	53.5
	$169,387	$147,347	15.0
   (1) Non-GAAP measure.  See "NON-GAAP MEASURES".

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
					%
(stated in thousands of Canadian dollars, except where indicated)	2009		2008		Change
Revenue		$389,879		$242,365	60.9
Expenses:
Operating		216,105		121,305	78.2
General and administrative		18,279		5,845	212.7
EBITDA: (1)		155,495		115,215	35.0
Depreciation		37,963		15,168	150.3
Foreign exchange gain		(424)		(834)	(49.2)
Operating earnings (1)		$117,956		$100,881	16.9

Operating earnings as a percent of revenue		30.3%		41.6%
Drilling rig revenue per utilization day in Canada		$18,537		$16,363	13.3
Drilling rig revenue per utilization day in the US (2)	US$	25,154	US$	22,802	10.3
(1)  Non-GAAP measure. See "NON-GAAP MEASURES".

(2)  Includes revenue from idle but contracted rig days and a rig contract lump sum payout.

	Three months ended March 31,
Drilling statistics:(1)	2009		2008
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	224	869	231	893
Drilling rig operating days (spud to release)	6,599	28,244	10,504	44,347
Drilling rig operating day utilization	33%	36%	50%	56%
Number of wells drilled	793	3,025	1,450	5,126
Average days per well	8.3	9.3	7.2	8.7
Number of metres drilled (000s)	1,092	4,086	1,946	6,790
Average metres per well	1,377	1,351	1,342	1,325
Average metres per day	166	145	185	153

(1) Canadian operations only.
(2) CAODC and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment revenue for the first quarter increased by 61% to $390 million while EBITDA increased by 35% to $155 million compared to the same period in 2008. The increase in revenue and EBITDA was due to the acquisition of Grey Wolf in December, 2008.

Activity in North America was impacted by lower customer demand due to continued low natural gas and oil prices.  Lower industry activity levels were mitigated by the acquisition and organic growth of Precision's United States business. As at the end of the quarter there were 153 Precision drilling rigs in the United States compared to 14 a year ago. Despite the decrease in utilization rates, drilling rig revenue per utilization day in Canada was up 13% over the prior year due to an increase in crew wages passed on to the customer and proportionately more activity from the Super Triple and Super Singleª rigs which typically receive a day rate premium.  During the quarter 28% of the operating days by Precision in Canada were generated from rigs under contract.  In the United States the average drilling utilization day rates for Precision remained relatively strong due to term contracted rigs, the lump sum payment associated with the early termination of a rig contract and margin contributions from idle but contracted rigs.   As at the end of the quarter in the United States there

were 56 drilling rigs working under term contracts and another 17 rigs idle but contracted where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the first quarter of 2009 were 7,482, a decrease of 37% compared to 11,932 in 2008.   Drilling rig activity for Precision in the United States was 539% higher than the same quarter of 2008 due to the acquisition of Grey Wolf.   In the prior year quarter Precision had one rig working in Latin America and realized a total of 86 utilization days as compared to 180 utilization days in the current quarter from operations in Mexico.

Precision's camp and catering division experienced an activity decrease of 34% over the prior year first quarter, consistent with the decline in drilling activity.

Operating expenses were 55% of revenue for the quarter compared to 50% for the prior year quarter. The increase was due to higher field crew wages and the mix of rigs working while lower equipment utilization increased daily operating costs associated with fixed cost overhead. On a per day basis, operating costs for the drilling rig division in Canada were 20% higher than the prior year quarter due to crew wage increases and the differences in rig mix as 2009 had more days realized from top drives and triple rigs.  Operating costs in the United States were in line with expectations except for the expensing of an additional provision for bad debts of about US$5 million.

Despite the drop in activity and increased pressure on day rates, EBITDA margin in contract drilling remained relatively strong due to term contracted rigs and cost containment efforts.

Depreciation in the Contract Drilling Services segment increased from the prior year due to the increase in activity in the United States with the acquisition of Grey Wolf and the increase in carrying value of the Grey Wolf rigs to fair market value on acquisition.  Both the United States and Canada contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2009	2008	% Change
Revenue	$62,975	$104,720	(39.9)
Expenses:
Operating	42,065	59,281	(29.0)
General and administrative	2,362	3,300	(28.4)
EBITDA (1)	18,548	42,139	(56.0)
Depreciation	4,993	8,276	(39.7)
Foreign exchange gain	(6)	(2)	200.0
Operating earnings(1)	$13,561	$33,865	(60.0)

Operating earnings as a percent of revenue	21.5%	32.3%

	Three months ended March 31,
Well servicing statistics:	2009	2008	% Change
Number of service rigs (end of period)	229	223	2.7
Service rig operating hours	64,854	111,995	(42.1)
Service rig operating hour utilization	31%	55%

Service rig revenue per operating hour	$731	$743	(1.6)
 (1) Non-GAAP measure.  See "NON-GAAP MEASURES".

In the Completion and Production Services segment revenue for the first quarter decreased by 40% from 2008 to $63 million while EBITDA declined by 56% to $19 million.  The decrease in revenue is attributed to the decline in industry activity as customers reduced spending in response to lower commodity prices.

Service rig activity declined 42% from the prior year period, with the service rig fleet generating 64,854 operating hours in the first quarter of 2009 compared with 111,995 hours in 2008 for utilization of 31% and 55%, respectively.  The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.  New well completions accounted for 32% of service rig operating hours in the first quarter compared to 36% in the same quarter in 2008.   There were 4,439 well completions in Canada in the first quarter, an 8% decline from 4,980 wells in the same quarter in 2008.

Average service revenue per operating hour decreased $12 per hour over the prior year which represents EBITDA margin compression given labour cost increases of about $30 per hour during the fourth quarter of 2008.

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 57% in the first quarter of 2008 to 67% for the same period in 2009.   Operating costs per operating hour have increased over the comparable period in 2008 due primarily to increased wages and maintenance costs.

Depreciation in the Completion and Production Services segment in the first quarter of 2009 was 40% lower than the prior year period due to lower equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses decreased by 53% to $5 million in the first quarter of 2009 compared to $10 million in the same period of 2008. The decrease was primarily due to the difference in employee incentive compensation expense.

OTHER ITEMS
Net interest expense of $39 million for the first quarter of 2009 was up substantially on the prior year comparative. The increase is attributable to interest associated with the new credit facilities resulting from the acquisition of Grey Wolf.

The Trust had a non-cash foreign exchange loss of $32 million during the first quarter of 2009 due to the decline in the Canadian dollar versus the United States dollar, in which the majority of the Trust's credit facilities are denominated.

The Trust’s effective tax rate on earnings before income taxes for the first three months of 2009 was a tax recovery of 7% compared to a 13% expense for the same period in 2008. The income tax recovery is primarily a result of tax deductions available in excess of taxable earnings.  Compared to a corporate tax rate, the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders and due to a portion of the Trust's taxable income being taxed at lower rates than the Canadian corporate tax rate.

At March 31, 2009 Precision reported goodwill of $858 million of which $573 million relates to the United States contract drilling business unit.  With specific reference to goodwill impairment, Precision will continue to monitor the business climate for a significant adverse change from December 31, 2008 and may test for impairment during 2009, between customary annual tests.

LIQUIDITY AND CAPITAL RESOURCES

In connection with the acquisition of Grey Wolf, Precision entered into a new US$1.2 billion senior secured credit facility (the "Secured Facility") with a syndicate of lenders that is guaranteed by the Trust and is comprised of US$800 million of term loans and a US$400 million revolving facility (the "Revolver"). Precision also entered into a US$400 million unsecured credit facility with certain of the lenders (the "Unsecured Facility" and, together with the secured facility, the "Credit Facilities") that is also guaranteed by the Trust.  The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

In order to complete a successful syndication of the Secured Facility, the lenders are entitled, prior to May 22, 2009  and in consultation with Precision, to change certain of the terms of the Revolver and Term Loan A including, to implement, within certain limits, additional increases in interest rates, original issue discounts and/or upfront fees, reallocate up to US$250 million between the Term Loan A Facility and the Term Loan B Facility, reallocate up to US$150 million between the Secured Facility and the Unsecured Facility and amend certain covenants, financial ratio tests and other provisions for portions of the Secured Facility.  During the quarter US$69 million of long-term debt was reallocated from the Term Loan A Facility to the Term Loan B Facility resulting in an additional $13 million in original issue discount fees.

On February 18, 2009 the Trust issued 46 million Trust units at US$3.75 per unit for gross proceeds of $217 million and proceeds net of fees and expenses of $209 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf acquisition.  The Grey Wolf convertible notes had a provision whereby upon the occurrence of a change in control the acquirer was required to provide holders of the notes with an offer to purchase all or a portion of their notes at the principal amount plus accrued but unpaid interest to the date of purchase, payable in cash.  All of the note holders with the exception of US$10,000 exercised the repurchase option.

As at March 31, 2009 the Credit Facilities carry a blended interest rate of approximately 11% per annum before original issue discounts and upfront fees.  Pursuant to the required quarterly repayment terms of the term loan facilities, on March 31, 2009 Precision repaid $13 million of outstanding principal.

The loans under the Unsecured Facility initially mature on December 23, 2009, and, to the extent unpaid on that date, will be converted into exchange notes that will mature on December 23, 2016 provided that the loans will not be converted to exchange notes if an event of default has occurred under the Unsecured Facility or the Secured Facility or certain other conditions are not satisfied.

The terms of the documents governing the Credit Facilities contain provisions that in the event of default or in liquidation scenario ensures that the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries.  Amounts due and owing to the lenders under the Credit Facilities must be paid before any distributions can be made to unitholders.  This relative priority of payments could result in a temporary or permanent interruption of distributions to unitholders.

As at March 31, 2009, approximately $1,104 million was outstanding under the Secured Facility and approximately $296 million was outstanding under the Unsecured Facility.

Subsequent to quarter end, Precision announced a series of financing transactions to raise up to approximately $380 million which will be used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf. The financing transactions will enable the repayment of Precision's unsecured bridge facility loans of $296 million (US$235 million) which bear interest at approximately 17% and allow Precision's secured facilities to be fully syndicated and thereby provide certainty to the cost of debt.

The financing transactions, coupled with the Trust's February 2009 unit offering, are expected to reduce Precision's blended interest rate, based upon current market rates, to approximately 8.4% from 10.8%, reduce Precision's cash interest expense by approximately $70 million on an annual basis, reduce the Trust’s overall leverage and support the Trust’s objective of returning to an investment grade credit.

In 2009 the Trust generated cash from continuing operations of $202 million and issued trust units for net proceeds of $209 million.  The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $81 million, repay long-term debt of $221 million and pay additional fees associated with the debt of $15 million, and make cash distributions to unitholders of $27 million leaving an increase in the cash balance as at March 31, 2009 of $68 million.

As at March 31, 2009 the Trust had a long-term debt to long-term debt plus equity ratio of 0.31 compared to 0.13 as at the comparable period in 2008 and 0.37 as at December 31, 2008.  The significant increase over the prior year is due to the additional debt arising from the acquisition of Grey Wolf.  Precision has made debt reduction a priority and is employing initiatives to deleverage from current levels.

In addition to the Secured Facility and Unsecured Facility, Precision also has uncommitted operating facilities which total approximately $25 million equivalent and are utilized for working capital management and the issuance of letters of credit.

During the first quarter of 2009, working capital increased by $22 million to $367 million as Precision realized higher activity and corresponding revenue in the current quarter compared to the fourth quarter of 2008.

DISTRIBUTIONS

Upon Precision’s conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units (together "unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions, including special distributions, may be declared in cash or "in-kind" or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding. The Trust considers these factors on a monthly basis in determining future distributions. In the first quarter of 2009 cash distributions declared were $6 million or $0.04 per diluted unit, a decrease of $43 million or $0.35 per diluted unit from the previous year.

On February 9, 2009 Precision announced the suspension of cash distributions for an indefinite period for distributions to be paid after February 17, 2009.  The suspension of cash distributions was taken in response to lower financial operating performance at the start of 2009 and allowed Precision to increase debt repayment capability and balance sheet strength.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the Consolidated Statements of Cash Flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

•	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)		2008		2009
Quarters ended	June 30	September 30	December 31	March 31

Cash provided by continuing operations	$200,458	$3,241	$82,904	$201,596
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(8,864)	(17,270)	(30,506)	(13,760)
Purchase of property plant and equipment for
expansion initiatives	(22,480)	(58,187)	(68,804)	(61,162)
Add:
Proceeds on the sale of property, plant and
equipment	2,143	1,879	5,115	5,942
Standardized distributable cash (1)	171,257	(70,337)	(11,291)	132,616
Unfunded long-term incentive plan compensation	(2,166)	93	(559)	2,524
Distributable cash from continuing operations (1)	$169,091	$(70,244)	$(11,850)	$135,140
Cash distributions declared	$49,045	$49,046	$53,522	$6,408

Per diluted unit information:
Cash distributions declared	$0.39	$0.39	$0.39	$0.04
Standardized distributable cash (1)	$1.36	$(0.56)	$(0.09)	$0.67
Distributable cash from continuing operations (1)	$1.34	$(0.56)	$(0.09)	$0.69

		2007		2008
Quarters ended	June 30	September 30	December 31	March 31

Cash provided by continuing operations	$229,073	$20,270	$78,474	$57,307
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(8,602)	(10,544)	(9,241)	(2,814)
Purchase of property plant and equipment for
expansion initiatives	(44,238)	(30,382)	(28,264)	(20,654)
Add:
Proceeds on the sale of property, plant and
equipment	2,130	1,273	1,236	1,303
Standardized distributable cash (1)	178,363	(19,383)	42,205	35,142
Unfunded long-term incentive plan compensation	4,167	3,685	(1,817)	469
Distributable cash from continuing operations(1)	$182,530	$(15,698)	$40,388	$35,611

Cash distributions declared	$56,591	$49,046	$69,166	$49,046

Per diluted unit information:
Cash distributions declared	$0.45	$0.39	$0.55	$0.39
Standardized distributable cash (1)	$1.42	$(0.15)	$0.33	$0.28
Distributable cash from continuing operations (1)	$1.45	$(0.12)	$0.32	$0.28

(1) Non-GAAP measure. See "NON-GAAP MEASURES".

(stated in thousands of Canadian dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008	Year ended December 31, 2008
Cash provided by continuing operations (A)	$201,596	$57,307	$343,910
Net earnings (B)	$57,417	$106,266	$302,730
Distributions declared (C)	$6,408	$49,046	$224,688
Excess of cash provided by continuing operations over distributions declared (A-C)	$195,188	$8,261	$119,222
Excess of net earnings from operating activities over distributions declared (B-C)	$51,009	$57,220	$78,042

Precision has initiated a number of cost reduction and cash generation plans designed to strengthen its capability to reduce long-term debt and improve its underlying credit quality and capital structure.   The near-term management strategy involves retaining funds from available distributable cash to repay debt, finance required upgrade capital expenditures as well as financing working capital needs.  Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per diluted unit amounts)

		2008		2009
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$138,514	$285,639	$335,049	$448,445
EBITDA (1)	35,574	118,82	134,795	169,387
Earnings from continuing operations:	21,739	82,349	92,376	57,417
Per basic unit	0.17	0.65	0.72	0.32
Per diluted unit	0.17	0.65	0.71	0.30
Net earnings:	21,739	82,349	92,376	57,417
Per basic unit	0.17	0.65	0.72	0.32
Per diluted unit	0.17	0.65	0.71	0.30
Cash provided by continuing operations	200,458	3,241	82,904	201,596
Distributions declared	$49,045	$49,046	$77,551	$6,408

		2007		2008
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$122,005	$227,928	$248,726	$342,689
EBITDA (1)	39,825	92,068	103,351	147,347
Earnings from continuing operations:	25,722	69,702	89,329	106,266
Per basic unit	0.20	0.55	0.71	0.85
Per diluted unit	0.20	0.55	0.71	0.84
Net earnings:	25,722	72,658	89,329	106,266
Per basic unit	0.20	0.58	0.71	0.85

Per diluted unit	0.20	0.58	0.71	0.84
Cash provided by continuing operations	229,073	20,270	78,474	57,307
Distributions declared	$56,591	$49,046	$99,348	$49,046

(1) Non-GAAP measure. See "NON-GAAP MEASURES".

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to EBITDA.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008
EBITDA	$169,387	$147,347
Add (deduct):
Depreciation and amortization	(43,949)	(24,367)
Foreign exchange gain (loss)	(32,491)	1,258
Interest:
Long-term debt	(38,698)	(2,235)
Other	(63)	(46)
Income	91	85
Income taxes	3,140	(15,776)
Net earnings	$57,417	$106,266

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008
Operating earnings	$92,947	$124,238
Add (deduct):
Interest:
Long-term debt	(38,698)	(2,235)
Other	(63)	(46)
Income	91	85
Income taxes	3,140	(15,776)
Net earnings	$57,410	$106,266

Standardized distributable cash, distributable cash from continuing operations, standardized distributable cash per diluted unit and distributable cash from continuing operations per diluted unit.

Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual obligations.

Precision’s method of calculating these measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "propose", "plan", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to:  the number of rigs under daywork term contracts in Canada, the United States and Mexico; the global economic crisis and its impact on operations; the decline rate on newly drilled wells; the potential rebound in land drilling activity; the integration of Precision and Grey Wolf; the potential for goodwill impairment; commodity prices; the timing of completion of rigs in the 2008 rig build program; and statements as to the demand for Precision's services; the anticipated impact of AIMCo’s investment on Precision’s existing credit facilities; the timing and ultimate outcome of the proposed rights offering and the general effect of the private placement and rights offering on the Trust and Precision; and the impact of certain accounting changes on Precision.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; the current global financial crisis and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; failure to realize anticipated synergies in the Grey Wolf acquisition; failure to complete the private placement or proposed rights offering, the possibility of a reduced take up under the rights offering and any failure to obtain any required regulatory approvals; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Stated in thousands of Canadian dollars)	March 31, 2009	December 31, 2008

ASSETS

Current assets:
Cash	$129,833	$61,511
Accounts receivable	457,707	601,753
Income tax recoverable	10,657	13,313
Inventory	10,377	8,652
	608,574	685,229

Income tax recoverable (note 4)	58,055	58,055
Property, plant and equipment, net of accumulated depreciation	3,324,319	3,243,213
Intangibles	5,244	5,676
Goodwill	857,724	841,529
	$4,853,916	$4,833,702

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$185,550	$270,122
Distributions payable	-	20,825
Current portion of long-term debt (note 5)	55,541	48,953
	241,091	339,900

Long-term liabilities	25,450	30,951
Long-term debt (note 5)	1,177,215	1,368,349
Future income taxes	770,951	770,623
	2,214,707	2,509,823
Contingencies (note 8) Subsequent events (note 11)
Unitholders’ equity:
Unitholders’ capital (note 3)	2,566,533	2,355,590
Contributed surplus	1,543	998
Retained earnings (deficit)	2,941	(48,068)
Accumulated other comprehensive income (note 6)	68,192	15,359
	2,639,209	2,323,879

	$4,853,916	$4,833,702

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2009	2008

Revenue	$448,445	$342,689

Expenses:
Operating	253,761	176,190
General and administrative	25,297	19,152
Depreciation and amortization	43,949	24,367
Foreign exchange	32,491	(1,258)
Interest:
Long-term debt	38,698	2,235
Other	63	46
Income	(91)	(85)

Earnings before income taxes	54,277	122,042

Income taxes: (note 4)
Current	8,661	2,652
Future (reduction)	(11,801)	13,124
	(3,140)	15,776

Net earnings	57,417	106,266
Retained earnings (deficit), beginning of period	(48,068)	(126,110)
Distributions declared	(6,408)	(49,046)

Retained earnings (deficit), end of period	$2,941	$(68,890)
Earnings per unit: (note 9)
Basic	$0.32	$0.85
Diluted	$0.30	$0.84

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008

Net earnings	$57,417	$106,266
Unrealized gain recorded on translation of assets and liabilities
of self-sustaining operations denominated in foreign currency	52,833	–
Comprehensive income	$110,250	$106,266

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008

Cash provided by (used in):
Operations:
Net earnings	$57,417	$106,266
Adjustments and other items not involving cash:
Long-term compensation plans	(2,524)	(469)
Depreciation and amortization	43,949	24,367
Future income taxes	(11,801)	13,124
Amortization of debt issue costs	6,281	-
Foreign exchange gain (loss) on long-term monetary
items	34,682	(22)
Changes in non-cash working capital balances	73,592	(85,959)
	201,596	57,307
Investments:
Purchase of property, plant and equipment	(74,922)	(23,468)
Proceeds on sale of property, plant and equipment	5,942	1,303
Increase in income tax recoverable (note 4)	-	(55,185)
Changes in non-cash working capital balances	(12,375)	(904)
	(81,355)	(78,254)
Financing:
Increase in long-term debt	141,621	93,681
Repayment of long-term debt	(362,539)	-
Financing costs on long-term debt	(14,753)	-
Distributions paid	(27,233)	(69,167)
Issuance of trust units, net of issue costs	206,890	-
Change in non-cash working capital balances	1,700	-
Change in bank indebtedness	-	(3,567)

	(54,314)	20,947

Effect on exchange rate changes on cash and cash
equivalents	2,395	-
Increase in cash and cash equivalents	68,322	-
Cash and cash equivalents, beginning of period	61,511	-

Cash and cash equivalents, end of period	$129,833	$-

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2008 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2008.

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064).  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section did not have an impact on the consolidated financial statements.

2. Seasonality of Operations

The Trust has operations that are carried on in Canada which represent approximately 35% (2008 - 92%) of consolidated total assets as at March 31, 2009 and 47% (2008 - 92%) of consolidated revenue for the three months ended March 31, 2009. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

3.  Unitholders’ Capital

(a) Authorized  - unlimited number of voting Trust units
  - unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2008	160,042,065	$2,353,843
Issued February 18, 2009,net of costs and related tax effect Issued on retraction of exchangeable LP units	46,000,000 23,021	210,943 265
Balance March 31, 2009	206,065,086	$2,565,051

Exchangeable LP units	Number	Amount

Balance, December 31, 2008	151,583	$1,747
Redeemed on retraction of exchangeable LP units	(23,021)	(265)
Balance March 31, 2009	128,562	$1,482

Summary	Number	Amount

Trust units	206,065,086	$2,565,051
Exchangeable LP units	128,562	1,482
Unitholders’capital	206,193,648	$2,566,533

4.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at March 31 is as follows:

	Three months ended March 31,
	2009	2008
Earnings before income taxes	$46,977	$122,042
Federal and provincial statutory rates	29%	30%
Tax at statutory rates	$13,623	$36,613
Adjusted for the effect of:
Non-deductible expenses	3,686	(226)
Income taxed at lower rates	(22,819)	-
Income to be distributed to unitholders, not subject to tax in the Trust	(1,444)	(22,884)
Other	3,814	2,273
Income tax expense (reduction)	$(3,140)	$15,776
Effective income tax rate	(7)%	13%

The Trust received Notices of Reassessment in 2008 from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004.  As a result of the notices, the Trust was required to pay $37.7 million in taxes and $20.4 million in assessed interest.  The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. The Trust anticipates that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable.  No amounts related to the $58.1 million in reassessments have been expensed.

5. Long-Term Debt

	March 31,	December 31
	2009	2008
Secured facility:
Term Loan A	$410,631	$489,215
Term Loan B	583,646	489,840
Revolving credit facility	110,103	107,981
Unsecured facility	296,147	168,352
Unsecured convertible notes:
3.75% notes	–	168,413
Floating rate notes	–	152,801

	1,400,527	1,576,602
Less net unamortized debt issue costs	(167,771)	(159,300)
	1,232,756	1,417,302
Less current portion	(55,541)	(48,953)
	$1,177,215	$1,368,349

The Secured Facility has not yet been fully syndicated by the underwriting banks. As a result these banks retain certain provisions that are available prior to May 22, 2009 to facilitate syndication which may result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market based indexing including the re-allocation of debt between the Term Loan A and Term Loan B and between the Term Loan A and B loans and the unsecured facility. During the quarter these provisions resulted in US$69.0 million ($87.0 million) being reallocated from the Term Loan A to the Term Loan B. The re-tranche of debt between Term Loan A and Term Loan B facilities led to additional debt issue costs through original issue discount of US$10.6 million ($12.9 million).

During the quarter, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively accepted the purchase offer made pursuant to change in control provisions in the indenture agreements governing the notes.   Precision was required to purchase these notes on March 24, 2009 at the principal balance plus accrued interest.

At March 31, 2009 principal repayments are as follows:

For the twelve month periods ended March 31,

2010	$55,541
2011	71,135
2012	76,332
2013	91,926
2014	373,559

Thereafter	732,034

6. Accumulated Other Comprehensive Income
Balance, December 31, 2008	$15,359
Unrealized foreign currency translation gains	52,833
Balance, March 31, 2009	$68,192

7. Unit Based Compensation Plans

(a) Officers and Employees

Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding

Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(874)
Balance, March 31, 2009	293,717

As at March 31, 2009 $ 1.1 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three months ended March 31, 2009 is an expense recovery of $ 0.4 million (2008 - $0.6 million expense).

The Trust has a Unit Appreciation Rights ("UAR") plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at March 31, 2009 as the intrinsic value of the awards was nil.

(b)  Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at March 31, 2009 $0.2 million is included in accounts payable and accrued liabilities and $0.2 million in long-term incentive plan payable for the 136,500 outstanding DTUs. Included in net earnings for the three months ended March 31, 2009 is an expense recovery of $0.9 million (2008 - $1.7 million expense).

(c)  Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number
Outstanding
Balance, December 31, 2008	54,543
Granted	114,717
Issued as a result of distributions	2,051

Balance, March 31, 2009	171,311

For the three months ended March 31, 2009 the Trust expensed $545,000 as unit based compensation, with a corresponding increase in contributed surplus.

8.  Contingencies

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $387 million, including $58 million recorded as a long-term receivable.

9. Per Unit Amounts

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

Three months ended March 31	2009	2008

Net earnings - basic	$57,417	$106,266
Impact of assumed conversion of convertible debt, net of tax	1,723	–
Net earnings – diluted	$59,140	$106,266

Three months ended March 31,(stated in thousands)	2009	2008

Weighted average units outstanding – basic	181,149	125,758
Effect of stock options and other equity compensation plans	76	19
Effect of convertible debt	15,586	–
Weighted average units outstanding – diluted	196,811	125,777

10.   Segmented Information

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended March 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$389,879	$62,975	$-	$ (4,409)	$448,445
Segment profit (loss)	117,956	13,561	(38,570)	-	92,947
Depreciation and amortization	37,963	4,993	993	-	43,949
Total assets	4,304,672	427,493	121,751	-	4,853,916
Goodwill	745,585	112,139	-	-	857,724
Capital expenditures	71,378	424	3,120	-	74,922

Three months ended March 31, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$242,365	$104,720	$-	$ (4,396)	$342,689
Segment profit (loss)	100,881	33,865	(10,508)	-	124,238
Depreciation and amortization	15,168	8,276	923	-	24,367
Total assets	1,370,904	471,542	77,499	-	1,919,945
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	19,603	3,772	93	-	23,468

A reconciliation of segment profit to earnings from before income taxes is as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008
Total segment profit	$92,947	$124,238
Add (deduct):
Interest:
Long-term debt	(38,698)	(2,235)
Other	(63)	(46)
Income	91	85
Earnings before income taxes	$54,277	$122,042

The Trust's operations are carried on in the following geographic locations:
				Inter-segment
Three months ended March 31, 2009	Canada	United States	International	Eliminations	Total

Revenue	$210,413	$232,308	$7,142	$(1,418)	$448,445
Total assets	1,716,078	3,072,433	65,405	–	4,853,916
				Inter-segment
Three months ended March 31, 2008	Canada	United States	International	Eliminations	Total

Revenue	$314,402	$26,544	$2,081	$(338)	$342,689
Total assets	1,766,333	150,025	3,587	–	1,919,945

11.   Subsequent Event

On April 20, 2009 Precision announced a series of financing transaction with a third party to raise approximately $280 million through a combination of issuing senior unsecured notes, the sale of 35 million Trust units and issuance of 15 million purchase warrants.  In addition the Trust intends to initiate a Rights Offering for approximately $103 million that will allow unitholders, to purchase Trust units at a price of $3 per unit in their proportionate ownership.  The funds are to be used to refinance and restructure certain of the debt incurred in the acquisition of Grey Wolf, Inc.

FIRST QUARTER 2009 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Wednesday, April 22, 2009.

The conference call dial in numbers are 1-866-225-0198 or 416-340-8061

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting "Investor Centre", then "Webcasts".  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until April 29, 2009 by dialing 1-800-408-3053 or 416-695-5800, passcode 7303080#.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403-716-4575
403-716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta  T2P 3Y7
Website:  www.precisiondrilling.com